EXHIBIT Z

Execution Version

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is executed by CenterPoint Energy Midstream, Inc., a Delaware corporation (“CNP Midstream”), as of September 4, 2018 in connection with the Third Amended and Restated Limited Liability Company Agreement of Enable GP, LLC, a Delaware limited liability company (“Enable GP”), dated as of June 22, 2016 (the “LLC Agreement”), by and between CenterPoint Energy Resources Corp., a Delaware corporation (“CERC”), and OGE Enogex Holdings LLC, a Delaware limited liability company (“OGEH”). Each of Enable GP, CERC and OGEH are deemed parties to and beneficiaries of this Joinder Agreement (the “Joinder Parties”). Capitalized terms used and not defined herein have the meanings ascribed to them in the LLC Agreement.

W I T N E S S E T H

WHEREAS, CERC and CNP Midstream propose to enter into a Contribution Agreement, dated as of September 4, 2018 (the “Contribution Agreement”), whereby CERC would contribute to CNP Midstream, among other things, all of the Membership Interests in Enable GP held by CERC; and

WHEREAS, pursuant to Section 4.01(d)(i) of the LLC Agreement, CNP Midstream, as the proposed Transferee of all of the Membership Interests in Enable GP held by CERC, must agree in writing to be bound by the terms of the LLC Agreement before the transactions contemplated by the Contribution Agreement may be undertaken;

NOW, THEREFORE, in consideration of the premises, the mutual agreements contained in the LLC Agreement and this Joinder Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, CNP Midstream agrees as follows:

Section 1.    Joinder. Pursuant to and in accordance with Section 4.01(d)(i) of the LLC Agreement, CNP Midstream hereby agrees to be bound by the terms of the LLC Agreement and agrees to perform the covenants and obligations expressly contemplated by the LLC Agreement to be performed by CERC or its Subsidiary Transferee.

Section 2.    Representations and Warranties. CNP Midstream represents and warrants to the other Joinder Parties as follows:

(a)    CNP Midstream has the requisite power and authority to execute and deliver this Joinder Agreement and to perform its obligations hereunder. The execution, delivery and performance by CNP Midstream of this Joinder Agreement have been duly authorized and approved, and no other action or proceeding is necessary to authorize the execution, delivery and performance by CNP Midstream of this Joinder Agreement. CNP Midstream has duly and validly executed and delivered this Joinder Agreement.

(b)    The execution, delivery and performance by CNP Midstream of this Joinder Agreement will not (i) violate any law applicable to CNP Midstream; (ii) violate the organizational documents of CNP Midstream; or (iii) require any filing or registration by CNP Midstream with, or the consent or approval of, any governmental entity or other Person.

Section 3.    Construction, Etc. This Joinder Agreement shall be governed by all provisions of the LLC Agreement, unless the context otherwise requires.

[Signature page follows.]

IN WITNESS WHEREOF, CNP Midstream has executed this Joinder Agreement as of the date first written above.

CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ William D. Rogers
Name:	William D. Rogers
Title:	Executive Vice President and
Chief Financial Officer

Signature Page to Joinder Agreement